Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                      Commission File Number: 333-51854-99


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Kansas City Southern 401(k) and Profit Sharing Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kansas City Southern
                              427 West 12th Street
                        Kansas City, Missouri 64105-1804

                                    CONTENTS


     FINANCIAL STATEMENTS:

          Report of Independent Auditors

          Statement of Net Assets Available for Benefits December 31, 2002 and 2001

          Statement of Changes in Net Assets Available for Benefits Years Ended December 31, 2002 and 2001

          Notes to Financial Statements

     EXHIBIT:

          Exhibit 23 - Consent of KPMG LLP




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                              KANSAS CITY SOUTHERN
                         401(k) AND PROFIT SHARING PLAN

                              Financial Statements

                           December 31, 2002 and 2001

                   (With Independent Auditors' Report Thereon)


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                              KANSAS CITY SOUTHERN
                         401(k) AND PROFIT SHARING PLAN



                                Table of Contents



                                                                            Page

Independent Auditors' Report                                                  1

Financial Statements:
     Statements of Net Assets Available for Benefits as of
        December 31, 2002 and 2001                                            2
     Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 2002 and 2001                        3
     Notes to Financial Statements                                            4




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                          Independent Auditors' Report



To the Participants and Plan Administrator of the Kansas City Southern 401(k) and Profit Sharing Plan:


We have audited the accompanying statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/   KPMG LLP








Kansas City, Missouri
May 30, 2003

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                              KANSAS CITY SOUTHERN
                         401(k) AND PROFIT SHARING PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2002 and 2001

                                                       2002           2001
                                                 ---------------- --------------
Assets:
   Cash                                            $    154,841        153,677
   Investments, at fair value:
      Money market funds                             11,620,791     14,853,867
      Kansas City Southern common stock               3,440,731      3,218,178
      Janus Capital Group common stock
        (formerly Stilwell Financial)                    12,912         31,004
      Mutual funds                                   15,069,323     15,861,249
                                                 ---------------- --------------
           Total investments                         30,143,757     33,964,298
   Contribution receivables:
      Participant                                           420          5,291
      Company                                               366          2,901
      Other                                                 ---            187
                                                 ---------------- --------------
           Total assets                              30,299,384     34,126,354

    Accrued liabilities                                   2,240            ---

           Net assets available for benefits      $  30,297,144     34,126,354
                                                 ================ ==============

See accompanying notes to financial statements.

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                              KANSAS CITY SOUTHERN
                         401(k) AND PROFIT SHARING PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2002 and 2001

                                                         2002             2001
                                                   ---------------- ------------
 Investment income (loss):
    Interest and dividends                            $  626,352      1,332,030
    Net depreciation in fair value of investments     (3,976,553)    (2,540,332)
                                                   ---------------- ------------
         Total investment loss                        (3,350,201)    (1,208,302)
 Contributions:
    Participant                                        1,396,606      1,391,242
    Company                                              781,499        646,353
    Rollovers                                            546,801         38,962
                                                   ---------------- ------------
         Total contributions                           2,724,906      2,076,557
 Transfer (from) into plan                              (673,767)    27,717,230
 Benefits paid to participants                        (2,530,148)    (8,781,771)
                                                   ---------------- ------------
         Change in net assets available for benefits  (3,829,210)    19,803,714

 Net assets available for benefits:
    Beginning of year                                 34,126,354     14,322,640
                                                   ---------------- ------------
    End of year                                     $ 30,297,144     34,126,354
                                                   ================ ============

See accompanying notes to financial statements.

                              KANSAS CITY SOUTHERN
                         401(k) AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001



(1)  Description of the Plan

     The following description of the Kansas City Southern 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

     (a)  General

          The Plan is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The assets of the Plan allocable to participants who are eligible employees of the Texas Mexican Railway Company (TexMex), as well as the assets of the Plan allocable to participants who were former employees of TexMex, were transferred to the Texas Mexican Railway Company 401(k) and Profit Sharing Plan effective as of October 1, 2002.

     (b)  Eligibility

          All employees of Kansas City Southern (KCS) or any other affiliated employer who, with written consent of KCS, adopts the Plan (collectively, the Company), who are not included in a unit of employees covered by a collective bargaining agreement, are eligible to participate in the Plan beginning on either January 1, April 1, July 1 or October 1, coincident with or immediately following the first day of employment.

          Participants  in the former  Kansas  City  Southern  Industries,  Inc.
          401(k) Plan and the former Kansas City Southern Industries, Inc. Profit Sharing Plan who were employees of the Company on January 1, 2001 continue to be participants in the Plan.

     (c)  Contributions

          Participants may contribute a portion of their annual eligible compensation, as defined in the Plan, not to exceed an individual annual maximum contribution of $11,000 in 2002.

          The  Company  will   contribute   for  each   participant  a  matching
          contribution equal to 100% of each participant's contribution up to 3% of the participant's eligible compensation.

          The Company may make discretionary profit sharing contributions to participants who have completed a minimum of 1,000 hours of service; however, there were no such contributions made during 2002.

     (d)  Participant Accounts

          Each participant's account is credited with the participant's contribution, the Company's contribution, and an allocation of Plan earnings. Allocations are based on account balances, as defined in the plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     (e)  Vesting

          Participants are always fully vested in their own contributions plus actual earnings thereon.


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          Company contributions vest according to the following schedule:

                        Years of                Percent
                        service                 vested
                        -------------------------------
                        Less than 2                 0%
                        2                          20%
                        3                          40%
                        4                          60%
                        5 or more                 100%

          In the event of termination of the Plan or upon a change of control of the Company (as defined by the plan agreement), all participants shall become fully vested.

     (f)  Investment Options

          Upon   enrollment   in  the  Plan,   participants   may  direct  their
          contributions and any Company matching contributions into any of the various funds offered by the Plan.

          Participants should refer to the respective prospectuses for a description of the investment objective of each fund.

     (g)  Benefits

          Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant's normal retirement age is 65. The Plan also provides for distribution at age 59 1/2.

          Distributions after termination of employment are made in a lump-sum payment. Distributions are made on a quarterly basis throughout the Plan year. Balances not exceeding $5,000 will be paid as soon as administratively practicable following the Participant's separation from services, but in no event later than the 60th day following the close of the Plan year. Balances exceeding $5,000 will be paid upon the distribution date elected by the participant, but no later than the 60th day following the close of the plan year in which the participant attains the age of 70 1/2.

     (h)  Plan Termination

          Although it has expressed no intention to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

     (i)  Plan Expenses

          Substantially all expenses of the Plan are paid by the Company.

(2)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The Plan's financial statements are presented on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets. Benefit payments to participants are recorded when paid.

     (b)  Investments

          The fair value of marketable securities is based upon quotations from national securities exchanges; where marketable securities are not listed on an exchange, quotations are obtained from brokerage firms. Securities transactions are accounted for on the trade date (the date the order to buy or sell is executed).

     (c)  Forfeitures

          Nonvested amounts forfeited by employees are allocated to the other participants as a part of and in the same manner as the Company contribution for the Plan year in which the forfeiture occurs.
          Allocated forfeitures were $45,679 and $142,341 for the Plan years ended December 31, 2002, and 2001, respectively.

     (d)  Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes in net assets available for benefits. Actual results could differ from those estimates.

     (e)  Reclassifications

          Certain prior year amounts have been reclassified to conform with the current year presentation.

(3)  Assets Held in Master Trust

     All assets of the Plan are held in a master trust and are specifically allocated to each individual plan by participant. Plan assets and changes in plan assets held in trust have been reported by the trustee based on the fair value of the investments.

The net assets of the master trust available for all participating plans at December 31 are as follows:

                                                  2002              2001
                                             ------------------- ---------------
 Cash                                            $ 154,841             153,677
 Money Market                                   12,898,502          16,018,118
 KCS common stock                                8,250,596          16,694,940
 Janus Capital Group (formerly Stilwell
    Financial)                                  11,115,896          50,244,867
 Mutual Funds                                   36,610,027          20,839,269
                                             ------------------- ---------------
      Total investments                         69,029,862         103,950,871
                                             ------------------- ---------------
 Employee contribution receivable                      420              81,344
 Employer contribution receivable                      366               2,901
 Other                                                 ---                (271)
                                             ------------------- ---------------
      Total assets                              69,030,648         104,034,845

 Accrued liabilities                                 2,240                 ---
                                             ------------------- ---------------

      Net assets available for benefits       $ 69,028,408         104,034,845
                                             =================== ===============

The changes in net assets of the master trust for the years ended December 31 are as follows:

                                                    2002                 2001
                                             ------------------- ---------------
 Contributions
    Employee                                    $1,396,606            1,391,242
    Employer                                       781,499              721,029
    Rollover                                       546,801               38,962
 Interest and dividends                            834,986            1,530,767
 Change in fair value investments:
    Common stock                               (24,084,646)         (22,676,744)
    Mutual funds                                (7,864,933)          (3,665,532)
 Transfers (from) into plan                       (673,767)          27,717,230
 Benefits paid                                  (5,942,983)         (24,267,229)
                                             ------------------- ---------------
         Net change                            (35,006,437)         (19,210,275)

 Net assets available for benefits
    Beginning of year                          104,034,845          123,245,120
    End of year                               $ 69,028,408          104,034,845
                                             =================== ===============

4)  Investments

     Investments of the master trust allocated to the Plan, which exceed 5% of the net assets available for benefits at December 31, 2002 and 2001, were as follows:

                                                          2002           2001
                                                      -----------    -----------

      Dodge & Cox Balanced Fund                       $       -        1,712,111
      Janus Fund                                        1,573,346      1,934,565
      Janus Twenty Fund                                   644,084      1,953,467
      Janus Overseas Fund                                     -        1,168,818
      Janus Mercury Fund                                      -        1,608,933
      Invesco Stable Value Fund                        11,620,791     14,849,124
      Vanguard Index 500 Portfolio                            -        1,787,779
      Kansas City Southern Industries, Inc.             3,440,731      3,218,178
        common stock
      Growth Fund of America                            1,870,081            -
      PIMCO Total Return Administrative Shares          2,209,279            -
      Washington Mutual Investors Fund                  1,853,965            -
      Other                                             6,931,480      5,731,323
                                                        ---------      ---------
                Total Investments                     $30,143,757     33,964,298
                                                      ===========    ===========

(5)  Plan Amendment

     Effective May 2, 2002, the Plan changed its name from the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan to the Kansas City Southern 401(k) and Profit Sharing Plan.

     Effective April 1, 2002, the Plan was amended and restated and a new trustee, administrator and custodian of the Plan were appointed. Plan assets transferred to the new trustee were transferred into funds comparable to those offered by the previous custodian or as determined by a formal request by each participant. The conversion initiated a "black out" period beginning March 15, 2002, and continued through April 22, 2002. During this period, funds could not be withdrawn from the Plan and investment elections could not be changed until the trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions and the contributions were deposited.

     Effective January 1, 2001, the Plan was amended to allow for the transfer of participant accounts of the Kansas City Southern Industries, Inc. Profit Sharing Plan into the Plan. The Plan was renamed the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan. Participants were allowed a one-time irrevocable election during the period December 13, 2000 and ending December 27, 2000, to transfer their account balance. In connection with participant transfer elections, assets in the amount of $27.7 million were transferred from the Kansas City Southern Industries, Inc. Profit Sharing Plan to the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan effective January 1, 2001.

(6)  Portfolio Risk

     The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(7)  Income Tax Status

     The Kansas City Southern Industries, Inc. 401(k) Plan had received a favorable determination letter from the Internal Revenue Service, dated February 20, 1996, indicating that it is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from tax under Section 501(a) of the Internal Revenue Code.

     The Company has applied for a new determination letter for the merged Plan; however, it has not yet been received. The Company notified the Internal Revenue Service in writing of their intent to amend the former Kansas City Southern Industries, Inc. 401(k) Plan to rename the Plan as the Kansas City Southern Industries, Inc. 401(k) and Profit Sharing Plan following the transfer of assets from the Kansas City Southern Profit Sharing Plan, which was terminated subsequent to the transfer.

     The Company is not aware of any activity or transaction that may adversely affect the qualified status of the Plan.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                      KANSAS CITY SOUTHERN 401(k)
                                      AND PROFIT SHARING PLAN



                                      By  /s/ Eric B. Freestone
                                          --------------------------------------
                                          Eric B. Freestone
                                          Title:  Vice President Human Resources



Dated June 30, 2003



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